Revised
Appendix A
to the
PROFESSIONALLY MANAGED PORTFOLIOS
OPERATING EXPENSES LIMITATION AGREEMENT

Series of Professionally Managed Portfolios	Operating Expense Limit

Pabrai Wagons Fund	0.90% of average daily net assets

Approved by the Board of Trustees: August 18, 2023

PROFESSIONALLY MANAGED PORTFOLIOS on behalf of the series listed above	DHANDHO FUNDS, LLC

By: /s/ Jason Hadler	By: /s/ Fahad Missmar
Name: Jason Hadler	Name: Fahad Missmar
Title: President	Title: Senior Vice President

Appendix A revised on December 29, 2023 to amend the expense cap for the Pabrai Wagons Fund.